PO Box 407193 ■ Fort Lauderdale, Florida 33340 (954) 581-9993 office ■ (954) 316-9201 fax

Via EDGAR - CORRESP

September 6, 2007

Mr. Jim B. Rosenberg
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-10
Washington D.C. 20549

RE:	21st Century Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 0-25001

Dear Mr. Rosenberg:

In reference to our conversation with Mary Mast on August 27, 2007, pertaining to the above-referenced filing, please see the corresponding response following each item below.

1.
Please confirm that 21st Century Holding Company will provide the proposed disclosures in comments 1, 2, 3, & 4 of the prior response letter dated August 9, 2007 to the SEC and additional disclosures requested below in the next periodic report filed by 21st Century Holding Company.

We confirm that 21st Century Holding Company will provide the proposed disclosures in comments 1, 2, 3, & 4 of our prior response letter dated August 9, 2007 to the SEC and additional disclosures requested below in the next periodic report filed by 21st Century Holding Company.

2.
Under 2(b) of the Critical Accounting Policies response - Please clarify the methodology for recording short tail reserves and how that methodology differs from the long tail methodologies. In addition, please clarify how different methodologies are used for different lines of business.

The methods we use for our short-tail business do not differ from the methods we use for our long-tail business. The Incurred and Paid Development Methods, the Claims & Severity Method, and the Reserve Development Method intrinsically recognize the unique development characteristics contained within the historical experience of each material short-tail and long-tail line of business. The Incurred and Paid Bornhuetter-Fergusson Methods reflect similar historical development unique to each material short-tail and long-tail line of business.

Additionally, the different methodologies are utilized the same, regardless of the line of business. However, the final selection of ultimate loss and LAE is certain to vary by both line of business and by accident period maturity. There is no prescribed combination of line of business, accident year maturity, and methodologies; consistency in results of the different methodologies and reasonableness of the result are the primary factors that drive the final selection of ultimate loss and LAE.

3.	Under 2(f) of the Critical Accounting Policies response - Please clarify that management believes that the scenarios quantified are reasonably likely changes.

Edward Lawson, our Chief Executive Officer, and Pete Prygelski, our Chief Financial Officer, confirm that the changes in loss and loss adjustment reserves, net of reinsurance each represent reasonably likely changes, as previously noted in our response dated August 9, 2007.

4.
The unrealized losses in the schedule provided did not agree to the unrealized losses in Note 3 to the financial statements. In addition, please provide the aging schedule for unrealized losses for each statement of financial statement position presented in the financial statement.

The unrealized losses in the following schedules now agree with the unrealized losses in Note 3 to the financial statements. Please excuse the inclusion of the unrealized gains in our original response. The comparative tables are as follows:

December 31, 2006	Unrealized holdings net losses	Less than 12 months	12 months or longer
Fixed Maturities - Available For Sale:
U.S. government and agency obligations	$713,464	148,500	650,964
Obligations of states and political
subdivisions	163,071	46,218	116,853
Corporate securities	92,773	-	92,773
	$969,308	$194,718	$860,590

Fixed Maturities - Held To Maturity:
U.S. government and agency obligations	$429,062	-	429,062
Obligations of states and political
subdivisions	7,023	-	7,023
Corporate securities	11,210	-	11,210
	$447,295	$-	$447,295

Equity securities - common stocks	$745,592	$-	$745,593

December 31, 2005	Unrealized holdings net losses	Less than 12 months	12 months or longer
Fixed Maturities - Available For Sale:
U.S. government and agency obligations	$641,493	142,974	498,518
Obligations of states and political
subdivisions	157,160	27,225	129,935
Corporate securities	245,450	3,029	242,421
	$1,044,103	$173,228	$870,874

Fixed Maturities - Held To Maturity:
U.S. government and agency obligations	$404,194	60,230	343,963
Obligations of states and political
subdivisions	8,081	8,081	-
Corporate securities	12,810	-	12,810
	$425,085	$68,311	$356,773

Equity securities - common stocks	$1,479,994	$806,489	$915,044

If you should have any questions concerning the responses contained herein or require additional information, please feel free to contact me at (954) 308-1252.

Sincerely,

/s/ Peter J. Prygelski
Peter J. Prygelski, III
Chief Financial Officer